Filed by Bookham, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Avanex Corporation
Commission File: 000-29175

Leader In Optical Solutions For Metro And Long Haul Telecom Networks Alain Couder CEO, Bookham Giovanni Barbarossa CEO, Avanex January 27, 2009 &

Page 1 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the timetable for completing the transaction, the benefits of the business combination transaction involving Bookham and Avanex, including potential synergies and cost savings and the timing thereof, future financial and operating results including Adjusted EBITDA in the first quarter following the transaction and potential combined revenue, potential quarterly synergies and restructuring costs, the combined company's plans and financial targets, cash balances together, objectives, expectations and intentions with respect to future operations, products and services, potential growth in internet bandwidth demand, and other statements identified by words such as "potential," "expected," "plan," "estimate," "intend," "will," or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Bookham's and Avanex's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Bookham and Avanex. Actual results may differ materially from the results anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general business and economic conditions; the performance of financial markets; the impact of the filing for bankruptcy on Nortel's ability to pay for existing products and its demand for products in the future; the lack of availability of credit; continued demand for optical components; changes in inventory and product mix, degradation in the exchange rate of the United States dollar relative to the currencies of the U.K., China and Switzerland; the continued ability of Bookham to maintain requisite financial resources; risks relating to the consummation of the contemplated merger, including the risk that required stockholder approval might not be obtained in a timely manner or at all or that other closing conditions are not satisfied; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses or employees of Bookham and Avanex not be combined and integrated successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties. Additional factors that can cause the results to materially differ than those described in the forward-looking statements can be found in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Bookham and Avanex, with the Securities and Exchange Commission. Neither Bookham nor Avanex assumes any obligation or intends to update any forward-looking statements, whether as a result of new information, future events or otherwise. Legal Disclaimer

Page 2 Additional Information And Where To Find It This communication is being made in respect of the proposed business combination involving Bookham and Avanex. In connection with the proposed transaction, Bookham and Avanex plan to file documents with the SEC, including the filing by Bookham of a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and each of Bookham and Avanex plan to file with the SEC other documents regarding the proposed transaction. Investors and security holders of Bookham and Avanex are urged to carefully read the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Bookham and Avanex because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov and by contacting Bookham Investor Relations at (408) 404-5400 or Avanex Investor Relations at (510) 897-4188. Investors and security holders may obtain free copies of the documents filed with the SEC on Bookham's website at www.bookham.com or Avanex's website at www.avanex.com or the SEC's website at www.sec.gov. Bookham, Avanex and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Bookham is also included in Bookham's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2008, and additional information regarding the directors and executive officers of Avanex is also included in Avanex's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on October 14, 2008, respectively.

Page 7 A Powerful New Company & Products Best in class terminal and line product technologies Best in class telecom chips in the industry based on Indium Phosphide, Lithium Niobate and Gallium Arsenide 40Gbs and reconfigurable networks Leverages telecom technologies for selected non-telecom markets Operational Strengths Expanded customer base Critical mass to be a leader in R&D investment In-house and outsourced manufacturing maximizes flexibility and drives gross margin Financial Expect to be Adjusted EBITDA accretive in first full quarter Expect $7 million in quarterly synergies by the end of 4th full quarter with less than $7 million of total restructuring costs Expect greater cash position together than the expected sum as two separate companies, after 12 months Combined company has no debt

Page 9 Transaction Summary Company Name New name to be announced at closing Transaction Stock for stock tax-free exchange; representing an equity value of approximately $35.4 million (1) Exchange Ratio 5.426 Bookham shares per Avanex share Ownership 53.25% Bookham / 46.75% Avanex Management Alain Couder, CEO Talented executives from both companies Board of Directors Closing Conditions Shareholder approvals Other customary closing conditions Alain Couder 3 directors designated by Bookham 3 directors designated by Avanex including Giovanni Barbarossa (1) As of January 26, 2009 closing prices.

Gaining Critical Scale From Combination Revenue Benchmarking (Dollars in Millions, September Quarter Annualized, October Quarter For FNSR) Source: Company filings and Wall Street research. Note: (1) Revenue for the optical communications segment only. (2) Pro forma for the acquisition of Stratalight. &

Page 6 Legend: Limited presence A Market Leader Transmission Components Tunable lasers Fixed lasers Modulators Transmission Modules 10G 40G/100G Wavelength Management WSS ROADM Micro-Optics and Filters Amplification Modules Components Integrated Amplifier Solutions Dispersion Compensation Fixed 10G Tunable Subsystems (software and hardware integration) & Complementary Products For Metro And Long Haul Markets Telecom Metro and Long Haul Markets

Transmission Components Tunable lasers Fixed lasers Modulators Transmission Modules 10G 40G/100G Wavelength Management WSS ROADM Micro-Optics and Filters Amplification Modules Components Integrated Amplifier Solutions Dispersion Compensation Fixed 10G Tunable Subsystems (software and hardware integration) Page 7 & Creates A Competitive Platform In A Consolidating Industry Telecom Metro and Long Haul Markets Legend: Limited presence A Market Leader

Page 17 The New Company Owns The Key Technologies To Capture Broadband Traffic Growth Integrated Tunable Lasers and Modulators Size and cost advantage, enables tunable pluggable transponders 40Gbs and 100Gbs Modulation and Signal Impairment Mitigation Solutions Enable wide-scale network deployment through advanced modulation formats and tunable dispersion compensation High Performance Pump Lasers and Filters Improves margin & system performance in terrestrial and submarine amplification '08 - '12 CAGR = 42% High Performance Lasers and Detectors High volume, cost effective component and modules for 40Gbs / 10Gbs Intelligent Sub-systems Combines ROADM, amplification, dispersion management with advanced software and flexible Oasis(tm) hardware platform Growth in Internet Bandwidth Demand (Petabytes per month) Source: Cisco, 2008.

Page 19 Wide Product Portfolio To Enable Optical Telecommunications Provider Of Telecom Optical Solutions LH DWDM LH DWDM Long Haul / Submarine Network LH ROADM ? Add/Drop Metro DWDM Ring Metro DWDM Ring SONET Ring SONET Ring Metro DWDM Ring TXP TXP Wavelength Management Transmission Modules 10/40/100G Amplification & Dispersion Comp. EDFA + WSS WSS Tunable Lasers, Receivers & Modulators Tunable Dispersion

Page 21 The Power Of Vertical Integration Integrated ROADM And EDFA On A Blade Software & Hardware Integration Component In-feeds for Reduced Cost and High Performance Leading-edge Flexible Module Design 980 Pump lasers Gain Flattening Filters EDFA module Wavelength Switch ROADM/EDFA On A Blade

Page 23 Technology Innovation At 40Gbs And 100Gbps Leveraging Chip, Component And Module Expertise Advanced Module Solutions for System OEMS High Performance Low Power Consumption Chips Small Size, Low-Cost Packaged Components DSDBR Tunable Laser InP MZ modulator Tunable Dispersion Comp. 40 Gbs DQPSK transponder 40Gbs DQPSK Tunable transmitter 40Gbs DPSK/DQPSK Modulator

Page 25 Share In Success Through Innovation Making It Easier To Do Business For Our Customers

Page 27 Page 27 Leading Provider Of Photonic Solutions Photonics Tools & Solutions (New Focus(tm)) High Power Lasers Single Mode Single Emitters High Power Laser Diode Bars Multi Mode Single Emitters Lasers & Accessories Optomechanics OEM Solutions Optoelectronics Leveraging Advanced Optical Solutions in Non-Telecom Markets High Power Laser Diodes for Industrial and Defense applications Low power / polarized VCSEL Lasers, high precision opto- mechanics and module design for semiconductor OEMs Leveraging Global Presence and Low-cost Asia Manufacturing to Market Broad Portfolio of Photonic Tools and Solutions Industry leading New Focus(tm) brand and catalogue Targeting Research and Government customers

Page 29 Cost-Optimized And Global Engineering Teams Flexible And De-Risked Manufacturing Infrastructure Fabs for Leading Chip-level Innovation North America Headquarters Amplification, Dispersion Compensation, Photonics Tools & Solutions, Filters, and ROADM Design Centers Europe III-V Lasers and Modulator Fabs 10/40/100G & Transmission, Pump Lasers and Amplifiers Design Centers Asia Manufacturing Hubs Asia Design Centers Global Presence And Flexible 24/7 Company

Page 15 Synergies of $7M per quarter by end of the fourth full quarter after close Restructuring costs of less than $7M in total Greater cash position together after 12 months than the sum of two separate companies New executive team ready to work on integration Expected Near-Term Financial Impact Improved gross margin from combination of in-house and outsourced manufacturing and product in-feeds Supply chain savings and synergies Combined R&D leveraging global presence Combined sales organization Single public company costs Other potential synergies beyond those specifically quantified: Leverage new opportunities quickly within expanded customer base Product in-feeds increase with expected long term growing revenues Sources Of Expected Efficiencies Potential Additional Financial Impact Financially Compelling Combination $7M Of Quarterly Synergies

Page 16 Target Operating Model (1) (1) (1) Based on latest twelve months ended September 2008. (2) Based on Non-GAAP operating loss that excludes amortization of intangible assets, non-cash stock and option-based compensation, charges such as impairment and restructuring, and expenses or income from certain legal actions, settlements and related costs, and certain other costs outside the normal course of business. & Latest 12 months ended September 2008 4th Full Quarter Post Close Target Long-Term Target Gross Margin 24% 28% 31% 35% R&D 12% 14% 12% 13% SG&A 17% 18% 12% 12% Non-GAAP Operating Margin (2) (5%) (2%) 7% 10%

Page 17 Talented Leadership From Both Companies Industrial and R&D Telecom: Division 1 Telecom: Division 2 Sales and Administrative Leadership Alain Couder, CEO Jerry Turin, CFO Jim Haynes, COO Management Adrian Meldrum Richard Smart Yves LeMaitre Board of Directors Bernard Couillaud (Chairman) Alain Couder Edward Collins Lori Holland Giovanni Barbarossa Greg Dougherty Joel Smith Scott Parker, Sales & Marcom Kate Rundle, General Counsel Andy Carter, CTO Mark Weinswig, Business Development & Planning Kathy Zwickert, Human Resources

Page 37 A Powerful New Company & Products Best in class terminal and line product technologies Best telecom chips in the industry based on Indium Phosphide, Lithium Niobate and Gallium Arsenide 40Gbs and reconfigurable networks Leverages telecom technologies for selected non-telecom markets Operational Strengths Expanded customer base Critical mass to be a leader in R&D investment In-house and outsourced manufacturing maximizes flexibility and drives gross margin Financial Expect to be Adjusted EBITDA accretive in first full quarter Expect $7 million in quarterly synergies end of 4th full quarter with less than $7 million of total restructuring costs Expect greater cash position together than the expected sum as two separate companies, after 12 months Combined company has no debt

Bookham Q2 FY09 Results And Q3 FY09 Outlook Please Refer To Q2 FY09 Financial Results Release Issued January 27, 2009

Bookham Q2 FY09 Summary Bookham continues to execute December quarter Non-GAAP Gross Margin improved to 27% in spite of $11M decrease in revenue compared with prior quarter (GM% and revenue before impact of Nortel bankruptcy filing) Finished December quarter with more cash than end of September quarter Further expanding customer base, including momentum in Japan Significant design wins for new products, including a first production order for our 40Gbps transponder Strong customer satisfaction; received best supplier award from Huawei

Together We Will Win In The Metro & Long-Haul Market The combination of Bookham and Avanex will result in a new technology leader for both the metro and long-haul markets Broader product offerings create new opportunities within combined customer base Financially, expect about $7M of quarterly synergies in the 4th full quarter after close, costing less than $7M in total restructuring

Leader In Optical Components For Metro And Long Haul Telecom Networks Alain Couder CEO, Bookham Giovanni Barbarossa CEO, Avanex January 27, 2009 &